UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 3, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A presentation relating to ST’s financial performance.

Financial Performance & Roadmap

Carlo Ferro
Chief Financial Officer

Agenda

o    Our Financial Results

o      Our Opportunities

o      Our Target Financial Model

Our Results

Our Results

In US$M, except EPS	Q308	Q409	Q110		FY09	FY08
Net Revenues	**2,696**	**2,583**	**2,325**		**8,510**	**9,842**
Gross Margin	**35.6%**	**37.0%**	**37.7%**		**30.9%**	**36.2%**
Adjusted Operating Profit before Restructuring attributable to Parent*(1)	210	128	81		(499)	468
Adjusted Operating Margin*(1)	7.8%	5.7%	4.0%		-6.8%	4.8%
EPS Diluted	(0.32)	(0.08)	**0.06**		(1.29)	(0.88)
Adjusted EPS Diluted*	**0.15**	**0.04**	**0.07**		**(0.72)**	**0.40**
RONA attributable to Parent*(1)	**10.5%**	**7.6%**	**5.1%**		**-28.3%**	**5.9%**
Net Operating Cash Flow (before M&A)*	**140**	**221**	**176**		**226**	**647**
Effective Exchange Rate €/$	**1.54**	**1.43**	**1.39**		**1.37**	**1.49**

*Some of the measures above are non-GAAP measures that the Company believes provides useful information. See appendix and below for definition and calculation methodology.

(1) Description of adjusted metrics attributable to parents:

- Adjusted Operating Profit attributable to parent = Reported Operating Profit/Loss before restructuring – ½ of ST-Ericsson JVS Operating Profit/Loss before restructuring
- Adjusted Operating Margin attributable to parent = Operating Profit attributable to parent / (Reported Revenues – ½ of ST-Ericsson JVS Revenues)
- RONA attributable to parent = Annualized Operating profit attributable to parent / (Reported Net Assets – ½ of ST-Ericsson JVS Net Assets)

STMicroelectronics

4

4 Years of Progress Masked by Currency



US$M
213
69
155
37
90
OI* Q405
€/$ 1.20
Operations
Currency
OI* Q409
€/$ 1.43
Operating Income excluding restructuring and impairment charges, as reported
50% of Operating Loss of ST-Ericsson not attributable to ST

- Divested flash memories
- 3-step merger and 50% JV in Wireless
- Technology alliance
- Reduced CapEx / Sales
- Savings from restructuring initiatives: ~$1.1B
- Front-end fabs reduced from 17 to 9
- Product R&D focus:
  - Advanced Analog
  - New ASSP and ASICs
  - MEMS
  - Smart power solution
  - 32-bit MCUs

5
STMicroelectronics

Net Operating Cash Flow

Net Operating Cash Flow (ex M&A)*

*Net Operating Cash Flow (ex M&A) is a non-GAAP measure that, the Company believes, provides useful
information. See appendix for definition.

A Solid Financial Foundation

(US$ million)	Dec. 31, 2008	Dec. 31, 2009	Mar. 27, 2010
Available Cash	1,640	2,394	2,342
Restricted Cash	250	476	368
Marketable Securities, Non-current	242	42	47
TOTAL	**2,132**	**2,912**	**2,757**
Total Financial Debt	**(2,677)**	**(2,492)**	**(2,191)**
Net Financial Position	**(545)**	**420**	**566**

DIVESTITURES

- $1.1B net proceeds from M&A in 2009
- Sale of Numonyx in May 2010: will increase liquidity by estimated over $500M after lock-up period
- Sale of Phoenix signed in May 2010

ARS LITIGATION

- February 2009: won FINRA award ordering Credit Suisse to pay to ST $406M plus interest
- December 09 collected $75M
- March 2010: won in US district Court: confirms award and denies CS motion to vacate
- CS may still appeal but based on the award and the Federal Court, ST can expect to collect a further $354M including interest

2016 CONVERT BOND

- Dec 2009 / Jan 2010: repurchased $314.6M;
- In Q210 repurchased additional $55M
- 15.3 M shares to be cancelled
- Redemption of residual $673M likely due in February 2011

STMicroelectronics

Dividend Evolution

Dividend Yield as of
May 31, 2010:
Dividend increased to $0.28 per share
representing 3.6% yield*
* 2009 annualized dividend is payable in four equal
installments: May, August and November 2010 and
  February 2011.
** Source: Capital IQ

Our Opportunities

Assets Lighter Strategy

o Sustainable 5% to about 7% capex-to-sales ratio in a cycle
o Targeting ~20% increase in capacity (internal & external)
  Q409 vs. Q410

CapEx to Sales Ratio

Depreciation by Wafer

*Based on assumed (euro)/$ rate of about 1.30.

Continuous Focus on Cost Reduction

Continuous Focus on Cost Reduction

o  Manufacturing focused to reduce wafer costs, after
return to full loading
o  Currency, cash costs efficiency and roll-over
depreciation expected to contribute to about 10%
       wafer cost reduction from Q110 thru Q410*
o  Further cost reduction after the final phase-out
of Phoenix fab, from Q210
o  Assembly cost reductions driven by volume, shift
to Asia and Gold-Copper conversion

Wafer Cost Index (Base 100 Q110*)

*Based on assumed (euro)/$ rate of about 1.30.

Completing the On-Going Restructuring

Currency Exposure

Total Costs (COGS+OpEx) By Currency (Q110)

Quarterly Currency Effect: +1% change
o $4 to $5 million impact to gross profit
o $4 to $5 million impact on operating expenses
o $8 to $10 million on operating profit

Hedging: % of Euro exposure currently hedged**

Other 5%
SEK 5%

*Euro ((euro)) includes currencies such GBP, CHF, MAD Morocco.
**As of May 31, 2010.

ACCI: Performance & Targets*

ACCI



US$M
1000
500
0
909
20%
10%
5.3%
0%
-10%
-20%
Q308
Q109
Q409
Q110
Revenue
Operating Margin**



Mid-term
Teens
Q410*
High Single Digit
Q110
5.3%

GROUP Q110		Short T	MID TERM TARGET
APG	~5%	HSD	Mid Teens
CCI	>10%	~ flat	Low Teens
HED	~ 5%	~ 10%	Low /Mid Teens
IMG	Neg	B/even	Low

*Q410 assumes revenues based on a substantial continuity in market demand trends and an effective exchange rate between 1.25 €/$ to 1.30 €/$.

**Segment operating results exclude, among others, unsaturation charges.

STMicroelectronics
14

IMS: Performance & Targets*

GROUP Q110       Short T     MID TERM TARGET
APM      >10%       High Teens    20%+
MMS      >10%       High Teens    20%+

*Q410 assumes revenues based on a substantial continuity
in market demand trends and an effective
       exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
**Segment operating results exclude, among others,
unsaturation charges.

Wireless: Performance & Targets*

ST-Ericsson plans profitability at quarterly revenue run
rate of (greater or equal)$750 million, after restructuring is complete

*Q410 assumes revenues based on substantial continuity in market demand trends and an effective
       exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
** See appendix - Q308 included 2 months of former NXP
business and was before formation of
       ST-Ericsson.
***Segment operating results exclude, among others,
unsaturation charges.

Our Target Model

Financial Model*

Transitional Model:
All segments at / above break-even
Low / mid-single-digit operating margin
Back to net operating cash flow of 6% to 10% of sales

Q409 - Q110 Achievements
Operating Margin: 3.5% in Q4 down to 0.5% in Q110 on
seasonally lower Revenues

Excluding Wireless: Operating Margin 7.4% in both periods
Net Operating Cash Flow: 8.6% and 7.6% of Sales respectively in the two periods

ST Financial Model:
o   9% to 12% operating margin x 1.3-1.4 net assets turns
o   12% to 18% return on net assets (RONA) target
o   Double digit net operating cash flow as % of sales

*See appendix.

....achievable in Short Term

Price

      OpEx Leverage
      New Products
      Manufacturing
      Restructuring
        Currency

  Operating Margin*
        Q110

       Operating Margin*

* Operating Margin before Restructuring Charges. It is not a GAAP measure, please see Appendix.

....by Improvements at All Segments*

IMS: from 11% to High Teens*

ACCI: from 5% to High Single Digit*

Wireless: substantial reduction of losses*

Operating Margin**
Q110

Target
Operating Margin**

*Product Segment targets assume substantial continuity
in market demand trends and an effective
       exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
**Operating Margin before Restructuring Charges.
It is not a GAAP measure, please see Appendix.

Appendix

o    Net operating cash flow is defined as net cash from
     operating activities minus net cash used in investing
     activities, excluding payment for purchases of and
     proceeds from the sale of marketable securities (both
     current and non-current), short-term deposits and
     restricted cash. We believe net operating cash flow
     provides useful information for investors and
     management because it measures our capacity to generate
     cash from our operating and investing activities to
     sustain our operating activities. Net operating cash
     flow is not a U.S. GAAP measure and does not represent
     total cash flow since it does not include the cash
     flows generated by or used in financing activities. In
     addition, our definition of net operating cash flow may
     differ from definitions used by other companies.

o    Net financial position: resources (debt), represents
     the balance between our total financial resources and
     our total financial debt. Our total financial resources
     include cash and cash equivalents, current and
     non-current marketable securities, short-term deposits
     and restricted cash, and our total financial debt
     include bank overdrafts, the current portion of
     long-term debt and long-term debt, all as represented
     in our consolidated balance sheet. We believe our net
     financial position provides useful information for
     investors because it gives evidence of our global
     position either in terms of net indebtedness or net
     cash by measuring our capital resources based on cash,
     cash equivalents and marketable securities and the
     total level of our financial indebtedness. Net
     financial position is not a U.S. GAAP measure.

o    Adjusted Net Earnings is a non-GAAP measure and is used
     by the Company's management to help enhance an
     understanding of ongoing operations and to communicate
     the impact of the excluded items. Non-GAAP earnings
     excludes impairment, restructuring charges and other
     related closure costs attributable to Parent Company's
     shareholders, the impact of purchase accounting (such
     as in-process R&D costs and inventory step-up charges),
     other-than-temporary impairment charges on financial
     assets and impairment related to equity investments,
     net of the relevant tax impact.

o      Financial Model:  Presented at May 2009 Analyst Day

o      Key Information on Consolidation / Deconsolidation:

o    ST completed the deconsolidation of its Flash Memory
     Group (FMG) segment and took an equity interest in
     Numonyx on March 30, 2008, which is reported under the
     equity method of valuation with a one quarter lag in
     reporting.

o    ST-NXP Wireless, a joint venture initially owned 80% by
     ST, began operations on August 2, 2008 and was fully
     consolidated into ST's operating results. On February
     1, 2009 and prior to the closing of the merger of
     ST-NXP Wireless and Ericsson Mobile Platforms to create
     ST-Ericsson, ST exercised its option to buy out NXP's
     20% ownership stake of ST-NXP Wireless.

o    ST-Ericsson, a joint venture owned 50% by ST, began
     operations on February 3, 2009 and is consolidated into
     ST's operating results as of that date. ST-Ericsson is
     led by a development and marketing company and is
     consolidated by ST. A separate platform design company
     providing platform designs mostly to the development
     and marketing company is accounted for by ST using the
     equity method.

o    Wireless Segment: As of February 3, 2009, "Wireless"
     includes the portion of sales and operating results of
     the 50/50 ST-Ericsson joint venture as consolidated in
     the Company's revenues and operating results, as well
     as other items affecting operating results related to
     the wireless business.

o    Sales recorded by ST-Ericsson and consolidated by ST
     are included in Telecom and Distribution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 3, 2010	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer